Filed by: SAIC, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934.

Subject Company: Science Applications International Corporation

Commission File No.: 000-12771

SAIC Capital Restructuring & Initial Public Offering (IPO)

SAIC Capital Restructuring & IPO > Questions & Answers

Bottom of Form Navigate This Site Letter from Ken Dahlberg Video Address from Ken Dahlberg Press Release SEC Filings Questions & Answers

Questions and Answers Sorted by Topic

This is an alternate index to all of the Q&As which appear in the Supplemental Q&A filed with the SEC. This index organizes the questions and answers by the topics most frequently asked and accessed by employees. For reference, it includes the question number from the Supplemental Q&A. Please note that several of the Supplemental Q&A questions appear more than once because the answer pertains to more than one topic area.

1. Rationale and Timing

a. Deal with stock trade imbalance

b. Increase liquidity

c. Support independence

2. Transaction & SAIC Structure Overview

a. Bull, Inc.

b. Subsidiaries/Joint Ventures

c. Special Meeting(s) of Stockholders

Submit a Question Who to Contact/Resources Trade Date Information Comparison of Benefits Questions/Feedback See the Who to Contact/Resources page for contact information and hotline listings.

3. Merger

4. IPO

5. Special Dividend

6. Employee Ownership

7. My Stock Account(s)

a. Preferred Stock

b. Loans - Stock Purchase, Stock Pledge, Retirement Plans

c. Taxes

d. Stock Transfers

e. Employment Status Changes

8. Buying and Selling

a. Upcoming Trade

b. Right of Repurchase

c. Financial Hardships (Direct Stock and Retirement Plans)

d. ESPP

e. FTBP

f. Lock-up Period

9. Options & Vesting Stock

a. Bonus Program

10. Retirement Programs

a. 401(k)

b. ESRP

c. Non-Qualified Plans

d. Telcordia

e. AMSEC

1. Rationale & Timing

•      Q3. Why are we pursuing these transactions now?

•      Q4. Did we consider any other options besides the IPO?

•      Q5. Why didn’t we tell our employees and stockholders about the IPO sooner?

•      Q7. Will our new corporate structure affect the way we conduct business?

•      Q8. How long will it take to complete the proposed transactions?

1a. Deal with stock trade imbalance

•      Q2. Why are we pursuing these transactions?

•      Q4. Did we consider any other options besides the IPO?

•      Q5. Why didn’t we tell our employees and stockholders about the IPO sooner?

1b. Increase liquidity

•      Q2. Why are we pursuing these transactions?

1c. Support independence

•      Q2. Why are we pursuing these transactions?

•      Q9. Will New SAIC essentially be the same company after we have outside investors?

•      Q25. How much stock are we selling to the public?

•      Q26. How was the size of the IPO determined?

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2. Transaction & SAIC Structure Overview

•      Q1. What transactions do we intend to complete?

•      Q2. Why are we pursuing these transactions?

•      Q3. Why are we pursuing these transactions now?

•      Q4. Did we consider any other options besides the IPO?

•      Q5. Why didn’t we tell our employees and stockholders about the IPO sooner?

•      Q6. How will the merger and the IPO affect our corporate structure?

•      Q7. Will our new corporate structure affect the way we conduct business?

•      Q8. How long will it take to complete the proposed transactions?

•      Q9. Will New SAIC essentially be the same company after we have outside investors?

•      Q10. Will our relationships with customers, suppliers and employees change?

•      Q11. Will our executive officers or the members of our board of directors change?

•      Q12. Does management still think employee ownership is important?

•      Q21. What is an IPO?

•      Q25. How much stock are we selling to the public?

•      Q26. How was the size of the IPO determined?

•      Q28. Who do we expect will buy shares in the IPO

•      Q53. How will New SAIC’s restated certificate of incorporation be different from our current certificate of incorporation?

•      Q54. How will New SAIC’s restated bylaws be different from our current bylaws?

•      Q107. Will SAIC continue to act as its own transfer agent?

2a. Bull, Inc.

•      Q107. Will SAIC continue to act as its own transfer agent?

•      Q109. Will I need to open an account at a new brokerage firm after the merger and the IPO?

•      Q110. Will I need to pay a commission for stock transactions after the merger and the IPO?

•      Q115. Will we continue to maintain stock records with respect to the class A and class B common stock of Old SAIC?

•      Q117. After the merger and the IPO, will I or my financial advisor be able to speak with someone at SAIC about my directly held stock?

2b. Subsidiaries/Joint Ventures

•      Q7. Will our new corporate structure affect the way we conduct business?

•      Q13. What does the merger entail and why are we merging with one of our subsidiaries?

2c. Special Meeting(s) of Stockholders

•      Q8. How long will it take to complete the proposed transactions?

•      Q65. Will we continue to award bonus shares under the 1984 Bonus Compensation Plan?

•      Q66. Will we continue to grant options under the 1999 Stock Incentive Plan?

•      Q83. How will the merger and the IPO impact the 2004 ESPP?

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3. Merger

•      Q1. What transactions do we intend to complete?

•      Q2. Why are we pursuing these transactions?

•      Q9. Will New SAIC essentially be the same company after we have outside investors?

•      Q10. Will our relationships with customers, suppliers and employees change?

•      Q11. Will our executive officers or the members of our board of directors change?

•      Q13. What does the merger entail and why are we merging with one of our subsidiaries?

•      Q14. What will I be entitled to receive in the merger?

•      Q15. Why will I be entitled to receive two shares of new class A preferred stock (rather than just one share) for every one share of class A common stock that I own? Why will I be entitled to receive 40 shares of new class A preferred stock (rather than just 20 shares) for every one share of class B common stock that I own?

•      Q17. What are the tax consequences of the merger?

•      Q18. Do I have appraisal rights?

•      Q19. What happens if the stockholders do not adopt the merger agreement?

•      Q20. Can our board of directors abandon the merger and other transactions even if stockholder approval is obtained?

•      Q4. Did we consider any other options besides the IPO?

•      Q63. Will the merger or the IPO impact vesting schedules for my outstanding stock and options?

•      Q65. Will we continue to award bonus shares under the 1984 Bonus Compensation Plan?

•      Q66. Will we continue to grant options under the 1999 Stock Incentive Plan?

•      Q82. Now that I’ve been advised of the merger and the IPO, can I change my mind and unwind a previous option exercise? Can I cancel a current option exercise transaction if it hasn’t been processed yet?

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4. IPO

•      Q1. What transactions do we intend to complete?

•      Q2. Why are we pursuing these transactions?

•      Q4. Did we consider any other options besides the IPO?

•      Q5. Why didn’t we tell our employees and stockholders about the IPO sooner?

•      Q6. How will the merger and the IPO affect our corporate structure?

•      Q8. How long will it take to complete the proposed transactions?

•      Q9. Will New SAIC essentially be the same company after we have outside investors?

•      Q10. Will our relationships with customers, suppliers and employees change?

•      Q11. Will our executive officers or the members of our board of directors change?

•      Q12. Does management still think employee ownership is important?

•      Q15. Why will I be entitled to receive two shares of new class A preferred stock (rather than just one share) for every one share of class A common stock that I own? Why will I be entitled to receive 40 shares of new class A preferred stock (rather than just 20 shares) for every one share of class B common stock that I own?

•      Q19. What happens if the stockholders do not adopt the merger agreement?

•      Q20. Can our board of directors abandon the merger and other transactions even if stockholder approval is obtained?

•      Q21. What is an IPO?

•      Q22. How and when will we complete our IPO?

•      Q23. How will the IPO price be determined?

•      Q24. Where will the new common stock be traded?

•      Q25. How much stock are we selling to the public?

•      Q26. How was the size of the IPO determined?

•      Q27. What are the risks to my investment associated with the IPO?

•      Q28. Who do we expect will buy shares in the IPO

•      Q29. Will there be a “friends and family” program under which I can buy shares in the IPO?

•      Q30. What will we do with the proceeds from the IPO?

•      Q37. What will our dividend policy be after the IPO?

•      Q39. Why do the public investors receive a different class of stock than our existing stockholders?

•      Q61. How will the merger and the IPO impact pending offers to receive options matched to shares purchased in the limited market?

•      Q78. Will the merger or the IPO change how I exercise my stock options?

•      Q79. How will I know the stock price of the class A common stock if I decide to exercise my options before the merger and the IPO?

•      Q82. Now that I’ve been advised of the merger and the IPO, can I change my mind and unwind a previous option exercise? Can I cancel a current option exercise transaction if it hasn’t been processed yet?

•      Q95. Will the transfer restrictions on the new class A preferred stock prohibit me from reallocating investments in my SAIC 401(k) plan account after the merger and the IPO?

•      Q96. As a result of the merger and the IPO, will we consider any changes to our policies concerning the exchangeability of SAIC stock held in the Non-exchangeable Company Stock Fund?

•      Q97. Can I still request loans, hardship withdrawals or distributions from the SAIC 401(k) plan before the merger and the IPO? What about during the transfer restriction periods?

•      Q116. Will there be anyone at SAIC who is available to talk to me or my financial advisor about how the merger and the IPO will impact my existing stock and option holdings?

•      Q117. After the merger and the IPO, will I or my financial advisor be able to speak with someone at SAIC about my directly held stock?

•      Q118. Will you need to sign replacement stock option or stock restriction agreements as a result of the merger and the IPO?

•      Q119. Will we make commemorative stock certificates available to our stockholders before or after the IPO?

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5. Special Dividend

•      Q1. What transactions do we intend to complete?

•      Q31. What is a dividend?

•      Q32. Why do we plan to pay a special dividend?

•      Q33. What is the amount of the special dividend?

•      Q34. How will the amount of the dividend be determined?

•      Q35. When will the special dividend be paid?

•      Q36. What are the tax consequences of the special dividend?

•      Q37. What will our dividend policy be after the IPO?

•      Q64. Will the special dividend be paid on unvested shares?

•      Q75. How will the special dividend affect the value of my stock?

•      Q76. How will the special dividend affect my outstanding stock options?

•      Q94. How will the SAIC 401(k) plan treat the special dividend?

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6. Employee Ownership

•      Q7. Will our new corporate structure affect the way we conduct business?

•      Q9. Will New SAIC essentially be the same company after we have outside investors?

•      Q10. Will our relationships with customers, suppliers and employees change?

•      Q12. Does management still think employee ownership is important?

•      Q25. How much stock are we selling to the public?

•      Q39. Why do the public investors receive a different class of stock than our existing stockholders?

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7. My Stock Account

•      Q15. Why will I be entitled to receive two shares of new class A preferred stock (rather than just one share) for every one share of class A common stock that I own? Why will I be entitled to receive 40 shares of new class A preferred stock (rather than just 20 shares) for every one share of class B common stock that I own?

•      Q16. Why are there two classes of Old SAIC common stock and why do the holders of class B common stock receive more shares than the holders of the class A common stock?

•      Q29. Will there be a “friends and family” program under which I can buy shares in the IPO?

•      Q30. What will we do with the proceeds from the IPO?

•      Q38. What are the differences between the new class A preferred stock and the new common stock?

•      Q40. What must I do to get my new class A preferred stock?

•      Q48. Will I be permitted to enter into a hedging transaction to avoid the risk of my new class A preferred stock?

•      Q71. Where can I find a summary of how the merger and the IPO impact some important employee benefits and stockholder rights?

•      Q75. How will the special dividend affect the value of my stock?

•      Q108. Should I convert my certificate-bearing account to book-entry form before the merger and the IPO?

•      Q109. Will I need to open an account at a new brokerage firm after the merger and the IPO?

•      Q110. Will I need to pay a commission for stock transactions after the merger and the IPO?

•      Q115. Will we continue to maintain stock records with respect to the class A and class B common stock of Old SAIC?

•      Q116. Will there be anyone at SAIC who is available to talk to me or my financial advisor about how the merger and the IPO will impact my existing stock and option holdings?

•      Q117. After the merger and the IPO, will I or my financial advisor be able to speak with someone at SAIC about my directly held stock?

7a. Preferred Stock

•      Q14. What will I be entitled to receive in the merger?

•      Q15. Why will I be entitled to receive two shares of new class A preferred stock (rather than just one share) for every one share of class A common stock that I own? Why will I be entitled to receive 40 shares of new class A preferred stock (rather than just 20 shares) for every one share of class B common stock that I own?

•      Q16. Why are there two classes of Old SAIC common stock and why do the holders of class B common stock receive more shares than the holders of the class A common stock?

•      Q17. What are the tax consequences of the merger?

•      Q18. Do I have appraisal rights?

•      Q25. How much stock are we selling to the public?

•      Q27. What are the risks to my investment associated with the IPO?

•      Q33. What is the amount of the special dividend?

•      Q35. When will the special dividend be paid?

•      Q36. What are the tax consequences of the special dividend?

•      Q37. What will our dividend policy be after the IPO?

•      Q38. What are the differences between the new class A preferred stock and the new common stock?

•      Q39. Why do the public investors receive a different class of stock than our existing stockholders?

•      Q40. What must I do to get my new class A preferred stock?

•      Q41. What will happen to our right of first refusal and right to repurchase your stock?

•      Q42. What will happen to the new class A preferred stock that I will own if my affiliation terminates or I retire?

•      Q43. What if I am no longer affiliated with SAIC and hold shares subject to a special arrangement (e.g., the alumni program, former employee program or other agreement extending Old SAIC’s right of repurchase)?

•      Q44. Will I be able to sell or transfer my new class A preferred stock immediately?

•      Q69. After the merger, can I use my new class A preferred stock to pay the tax withholding related to any stock bonus I receive?

•      Q70. After the merger, can I use my new class A preferred stock to pay the exercise price and tax withholding due when I exercise my stock options?

•      Q90. Can I still take an in-kind distribution from the ESRP? Will the distribution be in new class A preferred stock?

7b. Loans - Stock Purchase, Stock Pledge, Retirement Plans

•      Q92. Can I still request loans, hardship withdrawals or distributions from the ESRP before the merger and the IPO?

•      Q97. Can I still request loans, hardship withdrawals or distributions from the SAIC 401(k) plan before the merger and the IPO? What about during the transfer restriction periods?

•      Q112. How will the merger and the IPO affect me if I previously pledged my shares of class A or class B common stock to collateralize a loan?

•      Q114. How do I determine the tax basis of my shares of class A and class B common stock of Old SAIC?

7c. Taxes

•      Q17. What are the tax consequences of the merger?

•      Q36. What are the tax consequences of the special dividend?

•      Q46. Why will the sale of my stock be restricted?

•      Q69. After the merger, can I use my new class A preferred stock to pay the tax withholding related to any stock bonus I receive?

•      Q70. After the merger, can I use my new class A preferred stock to pay the exercise price and tax withholding due when I exercise my stock options?

•      Q114. How do I determine the tax basis of my shares of class A and class B common stock of Old SAIC?

•      Q115. Will we continue to maintain stock records with respect to the class A and class B common stock of Old SAIC?

7d. Stock Transfers

•      Q27. What are the risks to my investment associated with the IPO?

•      Q38. What are the differences between the new class A preferred stock and the new common stock?

•      Q41. What will happen to our right of first refusal and right to repurchase your stock?

•      Q44. Will I be able to sell or transfer my new class A preferred stock immediately?

•      Q45. Who is a “permitted transferee”?

•      Q46. Why will the sale of my stock be restricted?

•      Q47. What additional transfer restrictions apply to our directors and executive officers?

•      Q111. Will I still have an opportunity to transfer my shares of class A or class B common stock as part of my charitable giving and estate planning prior to the merger and the IPO?

7e. Employment Status Changes

•      Q42. What will happen to the new class A preferred stock that I will own if my affiliation terminates or I retire?

•      Q43. What if I am no longer affiliated with SAIC and hold shares subject to a special arrangement (e.g., the alumni program, former employee program or other agreement extending Old SAIC’s right of repurchase)?

•      Q77. What will happen to my unexercised stock options if my employment or affiliation terminates?

•      Q106. If my affiliation with SAIC has terminated or is terminating, how will I know if you will repurchase my stock?

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8. Buying and Selling

•      Q41. What will happen to our right of first refusal and right to repurchase your stock?

•      Q43. What if I am no longer affiliated with SAIC and hold shares subject to a special arrangement (e.g., the alumni program, former employee program or other agreement extending Old SAIC’s right of repurchase)?

•      Q51. After the IPO, how can I sell my shares of new class A preferred stock? What will be the price?

•      Q52. Will I be able to buy more shares in the public market?

•      Q59. Why do we plan to cancel the limited market trade scheduled for December?

•      Q61. How will the merger and the IPO impact pending offers to receive options matched to shares purchased in the limited market?

•      Q62. When was the deadline for requesting authorization to purchase more than $20,000 in the October limited market trade?

•      Q71. Where can I find a summary of how the merger and the IPO impact some important employee benefits and stockholder rights?

8a. Upcoming Trade

•      Q49. Can I buy or sell shares in the limited market before the completion of the IPO?

•      Q55. When will the next limited market trade take place? Did we change any of our normal stock trade procedures

•      Q57. Will we conduct a limited market trade in December? Do we plan to conduct any more limited market trades before the IPO?

•      Q58. Why did we decide to delay the limited market trade scheduled for September?

•      Q59. Why do we plan to cancel the limited market trade scheduled for December?

•      Q60. I planned to use funds from selling stock in the September limited market trade for an extraordinary financial commitment. What should I do if I can’t wait until the October limited market trade for the funds?

•      Q62. When was the deadline for requesting authorization to purchase more than $20,000 in the October limited market trade?

•      Q71. Where can I find a summary of how the merger and the IPO impact some important employee benefits and stockholder rights?

8b. Right of Repurchase

•      Q41. What will happen to our right of first refusal and right to repurchase your stock?

•      Q42. What will happen to the new class A preferred stock that I will own if my affiliation terminates or I retire?

•      Q43. What if I am no longer affiliated with SAIC and hold shares subject to a special arrangement (e.g., the alumni program, former employee program or other agreement extending Old SAIC’s right of repurchase)?

•      Q91. If I have taken a distribution of shares from the ESRP and those shares are eligible for the “put” option under the ESRP (i.e., the right to require us to repurchase those shares), will we repurchase these shares?

•      Q105. If my affiliation with SAIC terminated earlier this year, and you’ve repurchased some but not all of my shares, will you repurchase my remaining shares?

•      Q106. If my affiliation with SAIC has terminated or is terminating, how will I know if you will repurchase my stock?

8c. Financial Hardships (Direct Stock and Retirement Plans)

•      Q60. I planned to use funds from selling stock in the September limited market trade for an extraordinary financial commitment. What should I do if I can’t wait until the October limited market trade for the funds?

•      Q81. Will the transfer restrictions prevent SAIC from continuing its Financial Hardship Policy?

•      Q92. Can I still request loans, hardship withdrawals or distributions from the ESRP before the merger and the IPO?

•      Q97. Can I still request loans, hardship withdrawals or distributions from the SAIC 401(k) plan before the merger and the IPO? What about during the transfer restriction periods?

•      Q102. Can I still request loans, hardship withdrawals or distributions from the AMSEC 401(k) plan before the merger and the IPO? What about during the transfer restrictions on the new class A preferred stock?

8d. ESPP

•      Q74. After the IPO, how will we determine the price for the new class A preferred stock?

•      Q83. How will the merger and the IPO impact the 2004 ESPP?

•      Q84. What will happen to funds accumulated in the 2004 ESPP after the last purchase under the plan?

•      Q85. What will be the purchase price of the new class A preferred stock under the 2006 ESPP?

8e. FTBP

•      Q61. How will the merger and the IPO impact pending offers to receive options matched to shares purchased in the limited market?

•      Q67. Will we continue to offer matching option programs after the merger and the IPO?

8f. Lock-up Period

•      Q44. Will I be able to sell or transfer my new class A preferred stock immediately?

•      Q46. Why will the sale of my stock be restricted?

•      Q80. What transfer restrictions will apply to the new class A preferred stock I acquire if I exercise my stock options after the merger and the IPO?

•      Q88. Will transfer restrictions on the new class A preferred stock prohibit me from diversifying my ESRP account after the merger and the IPO?

•      Q90. Can I still take an in-kind distribution from the ESRP? Will the distribution be in new class A preferred stock?

•      Q95. Will the transfer restrictions on the new class A preferred stock prohibit me from reallocating investments in my SAIC 401(k) plan account after the merger and the IPO?

•      Q97. Can I still request loans, hardship withdrawals or distributions from the SAIC 401(k) plan before the merger and the IPO? What about during the transfer restriction periods?

•      Q100. Will the transfer restrictions on the new class A preferred stock prohibit me from exchanging funds in my AMSEC 401(k) Exchangeable Company Stock Fund after the IPO?

•      Q102. Can I still request loans, hardship withdrawals or distributions from the AMSEC 401(k) plan before the merger and the IPO? What about during the transfer restrictions on the new class A preferred stock?

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9. Options & Vesting Stock

•      Q63. Will the merger or the IPO impact vesting schedules for my outstanding stock and options?

•      Q64. Will the special dividend be paid on unvested shares?

•      Q65. Will we continue to award bonus shares under the 1984 Bonus Compensation Plan?

•      Q70. After the merger, can I use my new class A preferred stock to pay the exercise price and tax withholding due when I exercise my stock options?

•      Q71. Where can I find a summary of how the merger and the IPO impact some important employee benefits and stockholder rights?

•      Q76. How will the special dividend affect my outstanding stock options?

•      Q77. What will happen to my unexercised stock options if my employment or affiliation terminates?

•      Q78. Will the merger or the IPO change how I exercise my stock options?

•      Q79. How will I know the stock price of the class A common stock if I decide to exercise my options before the merger and the IPO?

•      Q82. Now that I’ve been advised of the merger and the IPO, can I change my mind and unwind a previous option exercise? Can I cancel a current option exercise transaction if it hasn’t been processed yet?

•      Q118. Will you need to sign replacement stock option or stock restriction agreements as a result of the merger and the IPO?

9a. Bonus Program

•      Q65. Will we continue to award bonus shares under the 1984 Bonus Compensation Plan?

•      Q66. Will we continue to grant options under the 1999 Stock Incentive Plan?

•      Q67. Will we continue to offer matching option programs after the merger and the IPO?

•      Q69. After the merger, can I use my new class A preferred stock to pay the tax withholding related to any stock bonus I receive?

•      Q71. Where can I find a summary of how the merger and the IPO impact some important employee benefits and stockholder rights?

•      Q74. After the IPO, how will we determine the price for the new class A preferred stock?

•      Q118. Will you need to sign replacement stock option or stock restriction agreements as a result of the merger and the IPO?

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10. Retirement Programs

•      Q56. When will the next retirement plans transactions take place? Did we change any of our normal procedures for retirement plans transactions?

•      Q68. Can our retirement plans buy or sell stock before the IPO?

•      Q71. Where can I find a summary of how the merger and the IPO impact some important employee benefits and stockholder rights?

•      Q72. When and how will we determine the price for the class A common stock for the October limited market trade?

•      Q73. When and how will we determine the price for the class A common stock for pre-IPO transactions with SAIC retirement plans in December?

•      Q74. After the IPO, how will we determine the price for the new class A preferred stock?

10a. 401(k)

•      Q93. Will we continue matching and profit sharing contributions to the SAIC 401(k) plan?

•      Q94. How will the SAIC 401(k) plan treat the special dividend?

•      Q95. Will the transfer restrictions on the new class A preferred stock prohibit me from reallocating investments in my SAIC 401(k) plan account after the merger and the IPO?

•      Q96. As a result of the merger and the IPO, will we consider any changes to our policies concerning the exchangeability of SAIC stock held in the Non-exchangeable Company Stock Fund?

10b. ESRP

•      Q86. Will we continue to make annual contributions to the ESRP after the merger and the IPO?

•      Q87. How will the special dividend be treated under the ESRP?

•      Q88. Will transfer restrictions on the new class A preferred stock prohibit me from diversifying my ESRP account after the merger and the IPO?

•      Q89. When can you diversify non-exchangeable stock in the ESRP? As a result of the merger and the IPO, are we considering any changes to our policies concerning the exchangeability of SAIC stock held in the Non-Exchangeable Company Stock Fund?

•      Q90. Can I still take an in-kind distribution from the ESRP? Will the distribution be in new class A preferred stock?

•      Q91. If I have taken a distribution of shares from the ESRP and those shares are eligible for the “put” option under the ESRP (i.e., the right to require us to repurchase those shares), will we repurchase these shares?

•      Q92. Can I still request loans, hardship withdrawals or distributions from the ESRP before the merger and the IPO?

10c. Non-Qualified Plans

•      Q104. How will the special dividend impact the stock deferral plans?

10d. Telcordia

•      Q103. How will the special dividend impact the Telcordia 401(k) plan?

10e. AMSEC

•      Q98. Will AMSEC continue matching contributions to the AMSEC 401(k) plan after the merger and the IPO?

•      Q99. How will the AMSEC 401(k) plan treat the special dividend?

•      Q100. Will the transfer restrictions on the new class A preferred stock prohibit me from exchanging funds in my AMSEC 401(k) Exchangeable Company Stock Fund after the IPO?

•      Q101. As a result of the merger and the IPO, will we consider any changes to our policies concerning the exchangeability of SAIC stock held in the Non-exchangeable Company Stock Fund?

•      Q102. Can I still request loans, hardship withdrawals or distributions from the AMSEC 401(k) plan before the merger and the IPO? What about during the transfer restrictions on the new class A preferred stock?

Forward-looking Statements

This communication may contain forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Any such forward-looking statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, achievements or benefits to be materially different from any future results, levels of activity, performance, achievements or benefits expressed or implied by such forward-looking statements. As a result of these risks, uncertainties and other factors, readers are cautioned not to place undue reliance on any forward-looking statements included in this communication. These risks, uncertainties and factors are discussed in the filings of Science Applications International Corporation and SAIC, Inc. with the SEC, which are available without charge at the SEC’s internet site at http://www.sec.gov. The forward-looking statements speak only as of the date made. Neither Science Applications International Corporation nor SAIC, Inc. assume any obligation to update any forward-looking statements to reflect events or circumstances arising after the date as of which they are made or to conform such statements to actual results.

Additional Information and Where to Find It

More detailed information pertaining to the merger and related proposals of Science Applications International Corporation will be set forth in appropriate filings that have been and will be made with the SEC, including the proxy statement/prospectus contained in the registration statement on Form S-4 filed by SAIC, Inc. concerning the proposed merger and related proposals. We urge stockholders to read such documents that are or may be filed with the SEC when they are available because they will contain important information about the proposed merger and related proposals. Stockholders will be able to obtain a free copy of any filings, containing information about Science Applications International Corporation or SAIC, Inc., without charge, at the SEC’s internet site at http://www.sec.gov. Copies of any filings by Science Applications International Corporation or SAIC, Inc. can also be obtained, without charge, by directing a request in writing to Science Applications International Corporation, 10260 Campus Point Drive, M/S F-3, San Diego, California 92121, Attention: General Counsel or by email to SECfilings@saic.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Science Applications International Corporation, SAIC, Inc. and their respective directors and executive officers may be deemed, under the SEC’s rules, to be participants in the solicitation of proxies from the stockholders of Science Applications International Corporation in connection with the proposed merger and related proposals. The names of the directors and executive officers of Science Applications International Corporation and SAIC, Inc. and their interests, direct or indirect, by security holdings or otherwise, in the proposed merger and related proposals are contained in the proxy statement/prospectus contained in a registration statement on Form S-4 filed by SAIC, Inc., which may be obtained without charge at the SEC’s internet site at http://www.sec.gov, or by directing a request in writing to Science Applications International Corporation, 10260 Campus Point Drive, M/S F-3, San Diego, California 92121, Attention: General Counsel or by email to SECfilings@saic.com.